

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Timothy C. Dec
Chief Financial Officer and Secretary
OPGEN, INC.
9717 Key West Avenue, Suite 100
Rockville, MD 20850

Re: OPGEN, INC.
    Registration Statement on Form S-3
    Filed August 9, 2021
    File No. 333-258646

Dear Mr. Dec:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Jaslow, Esq.